EXCLUSIVE MARKETING, DISTRIBUTION
AND LICENSE AGREEMENT

This Exclusive Marketing, Distribution and License Agreement, effective June 11, 2010, is entered into by Torvec, Inc., a New York corporation (“Grantor”), and Torvec-China LLC, a New York limited liability company (“Grantee”).

RECITALS:

  WHEREAS, Grantor is an automotive technology company that is engaged in the commercialization of its technology in a variety of products;

WHEREAS, Grantor is the legal owner of the IsoTorque Technology (defined below) which is the basis of a cartridge-like gear complex for use in a “full-traction” differential” as described in US Patent No. 6,783,476 (the “IsoTorque Patent”) and is developing a variety of products the (“IsoTorque Products”) which embody such technology; and

WHEREAS, Grantor, To The Point Consulting, LLC and Across China (USA), Inc. have formed Grantee to represent Grantor in the land area recognized by the United States as the People’s Republic of China (the “Territory”) to market and sell the IsoTorque Products and to sublicense the Licensed IsoTorque Technology (defined below ) in all commercial fields of use (except for the defense and military markets) and in connection therewith to acquire the exclusive marketing, distribution and license rights provided for herein; and

WHEREAS, in consideration for the 60% membership interest issued to it by Grantee, Grantor is entering into this Agreement with Grantee pursuant to which it is granting such exclusive marketing, distribution and license rights granting such rights to Grantee on the terms and conditions herein;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor and Grantee hereby agree as follows:

1. Definitions. As used herein, the following capitalized terms or other capitalized terms defined elsewhere in this Agreement, will have the meanings ascribed thereto wherever used in this Agreement:

“Confidential Information” means any business, marketing, technical, scientific or other information disclosed by Grantor to Grantee of any kind which is non-public and confidential. Confidential information shall not include any information (a) which is or becomes part of the public domain other than as a result of the breach of the Grantee’s confidentiality obligations hereunder, (b) which is obtained from third parties who are not bound by confidentiality obligations to Grantor or (c) which is required to be disclosed by law, under compulsion of legal process. Confidential Information may include Know-How.

“Effective Date” shall be June 11, 2010.

“Field of Use” means any commercial, non-military use which specially excludes any customer who combines the IsoTorque Products with other goods or uses the Licensed IsoTorque Technology in connection with products that are sold or licensed to any branch of the military of any government located in the Territory.

“Grantee” has the meaning given thereto in the preamble to this Agreement.

“Grantor” has the meaning given thereto in the preamble to this Agreement.

“IsoTorque Know-How” means public and nonpublic technical or other information, trade secrets, know-how, processes, formulations, concepts, ideas, including special knowledge, skill and experience, as applied to the design or development of the IsoTorque Products that is possessed by the Grantor.

“IsoTorque Manufacturing Rights” means the right to make, have made, or manufacture IsoTorque Products in the Territory, to sub-license the Licensed IsoTorque Technology to make, have made or manufacture IsoTorque Products or import the IsoTorque Products into the Territory.

“IsoTorque Patent” has the meaning given thereto in the recitals to this Agreement and includes any continuations, divisions, re-issues, re-examinations and extensions thereof and corresponding patents and applications in other countries..

“IsoTorque Products” has the meaning given thereto in the recitals to this Agreement.

“IsoTorque Technology” means (a) the IsoTorque Patent, (b) the IsoTorque Know-How and (c) any Confidential Information relating to the “full-traction” differential” as described in the IsoTorque Patent or embodied in any of the IsoTorque Products.

“IsoTorque Trademarks” means all registered and unregistered trademarks, service marks, trade names, business names, brand names, product names and any other indicators of origin, whether registered or unregistered, belonging to Grantor which are used in connection with the IsoTorque Products or the IsoTorque Technology.

“Improvements” mean any improvement or enhancement to the IsoTorque Patent , or any design changes, modifications, discoveries or developments related to the IsoTorque Products.

“Licensed IsoTorque Technology” means all IsoTorque Technology owned or controlled by Grantor as of the date hereof that may be used in the Territory in the Field of Use. “Owned or controlled” shall include Technology which Grantor owns, or under which Grantor is licensed and has the right to grant sub-licenses.

“Territory” has the meaning given thereto in the recitals to this Agreement.

“Parties” means both Grantor and Grantee

2. Term The initial term of this Agreement shall be for a period of one year from the Effective Date. Within 60 days of the last day of the term of this Agreement, the Grantor may, upon written notice to Grantee, extend the term of this Agreement for an additional one year period on the same terms and conditions set forth herein or as otherwise agreed by them in writing, provided, however, that the Grantor may change the rights granted hereby to be on a non-exclusive basis.

3. Grant of Marketing and Distribution Rights and Rights to Sublicense.

3.1 Subject to the terms and conditions herein, Grantor hereby grants to Grantee the exclusive right to sell the IsoTorque Products and sub-license the IsoTorque Technology in the Territory in the Field of Use. Grantee shall not have any right, and shall refrain from selling IsoTorque Products or sub-licensing Licensed IsoTorque Technology outside of the Territory or outside the Field of Use within the Territory. For avoidance of doubt, the foregoing rights exclude IsoTorque Manufacturing Rights.

3.2 Grantor further grants to Grantee, the right to use any registered or not registered Trademark, owned, acquired, developed or filed for by the Grantor, relating to the IsoTorque Product or the Licensed IsoTorque Technology. Grantee acknowledges and agrees that all use of the Licensed Trademarks by the Grantee shall inure to the benefit of and be on behalf of Grantor

3.3 Notwithstanding anything herein to the contrary, Grantee does not have the right to accept orders to sell IsoTorque Products or grant sublicenses with respect to the Licensed IsoTorque Technology without first receiving prior written approval from the Grantor together with an amendment to this Agreement (each such amendment, a “Transaction Amendment”), which may specify the compensation that may be due Grantor in connection therewith and the terms and conditions under which either Grantee may acquire IsoTorque Manufacturing Rights in the Territory or to have made or manufactured for it and/or purchase the IsoTorque Products from Grantor or another party.

4. Intellectual Property Rights.

4.1 Grantee acknowledges that Grantor is the owner or rightful user of the IsoTorque Technology, and agrees that it will do nothing inconsistent with such ownership or rights or in any way impair or tend to impair any part of Grantor’s right, title and interest therein. The Grantee agrees that nothing in this Agreement shall give the Grantee any right, title or interest in the IsoTorque Technology other than the right to use the Licensed IsoTorque Technology in accordance with this Agreement. The Grantee agrees that it will not attack the title of Grantor to the IsoTorque Technology or attack the validity of any of the foregoing or this Agreement. Without limiting the foregoing, the Parties acknowledge and agree that Grantor is not selling, transferring or otherwise conveying to Grantee any intellectual property rights of any kind and that Grantor is reserving to itself the ownership of the IsoTorque Patent, and the other IsoTorque Technology, including (a) all rights outside of the Territory, (b) all rights outside the Field of Use within the Territory, and (c) the IsoTorque Manufacturing Rights.

4.2 Grantor shall have the sole and exclusive right to file, prosecute and maintain patent applications, provisional patents and Improvements that are the property of Grantor and shall have the right to determine whether or not, and where to file a patent application or to abandon the prosecution of any patent or patent application.

4.3 The Parties further agree that any Improvements created, developed or made by Grantee (including its employees and agents) shall be assigned to the Grantor by Grantee.  In this regard, the agent or employee of the Grantee who is responsible for the improvement, design changes, modifications, discoveries or developments of the IsoTorque Product agrees to execute any and all documents required to assign all right, title and interest to Improvements to the Grantor for $1.00 and other good and valuable consideration.  Grantee shall promptly inform Grantor of any such Improvements and take all necessary steps to assist the Grantor in filing an application for a new patent or a continuation in part of an existing patent. Grantor shall grant to Grantee, for no consideration, license for Improvements in the Territory in the Field-of-use on terms and conditions mutually agreed to by the Parties. Any Improvements, design changes, modifications or developments of the IsoTorque Products or the Licensed IsoTorque Technology by Grantee are construed to be a part of this Agreement and Grantee shall be bound to all terms and conditions contained in this Agreement.

4.4 Grantor agrees that any Improvements assigned by Grantee to Grantor or developed, made or created by Grantor during the term of this Agreement shall be included in the License IsoTorque Technology on the terms and conditions herein and made by Grantor shall be available to Grantee in the Territory with respect to the Field of Use at no additional cost.

5. Obligations of Grantee. Grantee undertakes and agrees with Grantor the following and all other terms and conditions of the Agreement:

5.1 except as authorized by Grantor, not to act in a way which will incur any liabilities to Grantor nor to pledge the credit of Grantor;

5.2 to promote in the Territory in the Field of Use the sale of the IsoTorque Products and the sub-licensing of the Licensed IsoTorque Technology with all due care and diligence and to seek to improve Grantor’s goodwill;

5.3 to comply with Grantor’s instructions from time to time concerning the promotion and sale in the Territory in the Field of Use of the IsoTorque Products and the sublicensing of the IsoTorque Technology, and generally to carry out its services under this Agreement in such manner as is in the best to promote the interests of Grantor;

5.4 upon request by Grantor, to allow Grantor to access its customers’ particulars where necessary for any verification or for internal business or for such other purpose which can promote and market the IsoTorque Products and the Licensed IsoTorque Technology;

5.5 upon request by Grantor, to promptly inform Grantor of any feedback from its customers or any complaint with respect to IsoTorque Products and the Licensed IsoTorque Technology;

5.6 upon request by Grantor, to fully inform Grantor of its activities in the Territory concerning the promotion and efforts to sell the IsoTorque Products and/or sub-license the Licensed IsoTorque Technology;

5.7 upon request by Grantor, to fully and promptly inform Grantor of conditions and developments in the Territory for use of the IsoTorque Products or the sub-licensing of the Licensed IsoTorque Technology (whether advantageous or disadvantageous to Grantor);

5.8 to maintain the quality of the IsoTorque Products marketed and sold in conjunction with the IsoTorque Trademarks at a level that meets or exceeds industry standards and shall supply Grantor with suitable specimens of the IsoTorque Trademarks used in connection with the marketing and sale of IsoTorque Products prior to use of such IsoTorque Trademarks and at any time upon reasonable notice from Grantor. Grantee shall cooperate fully with Grantor to facilitate periodic review of Grantee’s use of IsoTorque Trademarks and Grantee’s compliance with the quality standards herein described; and

5.9 to do nothing that would tend to discredit, injure the reputation of, or reflect adversely upon Grantor, the IsoTorque Products, the IsoTorque Technology or the IsoTorque Trademarks.

6. Confidentiality. Grantee and Grantee’s members (other than Grantor), employees and agents shall not disclose any Confidential Information expressly or impliedly disclosed by Grantor to Grantee without the expressed written permission of Grantor. Grantee at the option of the Grantor shall sign a separate Confidentiality Agreement relative to any Confidential Information and IsoTorque Know-How.

7. Disclaimer of Representations and Warranties By Grantor.

7.1 THE LICENSOR MAKES NO WARRANTY AND EXPRESSLY DISCLAIMS ALL WARRANTIES, INCLUDING WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, AND NON-INFRINGEMENT OF THE LICENSED ISOTORQUE TECHNOLOGY OR ISOTORQUE TRADEMARKS, AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT THERETO.

7.2 THE GRANTOR SHALL NOT BE LIABLE TO GRANTEE OR ITS CUSTOMERS OR SUBLICENEES OR ANY OTHER PERSON OR ENTITY, FOR DAMAGES IN THE FORM OF CONSEQUENTIAL, INCIDENTAL OR SPECIAL DAMAGES, LOST PROFITS, LOST SAVINGS, LOSS OF GOODWILL OR OTHERWISE, OR FOR EXEMPLARY DAMAGES, RESULTING FROM THE GRANTEE’S USE OR INABILITY TO USE THE LICENSED ISOTORQUE TECHNOLOGY, EVEN IF THE GRANTEE OR ITS CUSTOMERS, SUBLICENSEES OR SUCH OTHER PERSON HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8. Termination.

8.1 Termination. Either party may, without penalty, terminate this Agreement, effective upon written notice to the other party in any one of the following events:

(a) The other Party breaches this Agreement and such breach remaining uncured for thirty (30) days following written notice of breach by the non-breaching party, provided, however, such thirty (30) day period shall be extended until the cure is completed, if given the nature of such breach reasonableness requires more than thirty (30) days to complete a cure and the breaching party commences the cure within the thirty (30) day period and thereafter continuously and diligently pursues the same to conclusion; or

(b) The other Party becomes insolvent or seeks protection under any bankruptcy, receivership, trust deed, creditors’ arrangement, composition or comparable proceeding, or if any such proceeding is instituted against the other and not dismissed or vacated within thirty (30) days.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement, the provisions of this Agreement shall continue to apply to all purchase orders accepted by Grantor prior to the effective date of such termination and to all specific sublicenses of the Licensed IsoTorque Technology that commenced prior to the effective date of such termination, subject, however, to the terms and conditions of the Transaction Amendment executed in connection therewith.

(b) Termination of this agreement shall not relieve or release either party from making payments that may be owing to the other party under the terms of this Agreement as provided in the Transaction Amendments.  Further, termination of this Agreement, regardless of the basis therefore shall have no affect on Grantor’s membership interest in Grantee and Grantee acknowledges and agrees that Grantor’s membership interest in Grantee is fully earned and not subject to termination, forfeiture, repurchase or adverse affect regardless of its performance of its obligations under this Agreement and that any claim based on the foregoing shall be limited to Grantee’s rights to sue on and recover money damages against Grantee under the terms of this Agreement. For avoidance of doubt, Grantee specifically acknowledges that any right of Grantor to receive distributions or other economic benefits from Grantee under the terms of Grantee’s operating agreement or the New York Limited Liability Company Law shall not be subject to offset or deduction of any kind.

(c) The word “termination”, used elsewhere in this agreement, is to read, except where the contrary is specifically indicated, as omitting from their effect, the following rights and obligations, all of which survive any termination to the degree necessary to permit their complete fulfillment or discharge:

(i) Grantee’s obligation to supply a sales report as specified in any Transaction Amendment;

(ii) Grantor’s right to receive or recover, and Grantee’s obligation to pay royalties, including accrued or accruable for payment at the time of any termination, as specified in any Transaction Amendment;

(iii) Grantee’s obligation to maintain records as required in any Transaction Amendment;

(iv) licenses, releases and agreements of non-assertion running in favor of customers or transferees of Grantee in respect to IsoTorque Products sold or transferred or sub-licensed Licensed IsoTorque Technology by Grantee prior to any termination and on which royalties shall have been paid as provided in any Transaction Amendment;

(v) Any cause of action or claim of Grantor accrued or to accrue, because of any breach or default by Grantee.

8.3 Grantor’s Limited Liability. Grantor shall not incur any liability whatsoever for any damage, loss or expenses of any kind suffered or incurred by the other (or for any compensation to the other) arising from or incident to any termination of this Agreement by such party that complies with the terms of this Agreement whether or not such party is aware of any such damage, loss or expenses.

9. Third Party Infringement.

9.1 Each Party shall notify the other party in writing of any suspected infringement of the IsoTorque Patent, patented Improvements or the IsoTorque Trademarks in the Territory, and shall inform the other party of any evidence of such infringement(s).

9.2 Grantor shall have the first right to institute a suit for infringement(s) in the Territory. Grantee agrees to join as a party plaintiff in any such lawsuit initiated by Grantor, if requested by Grantor, with all costs, attorney fees, and expenses to be paid by Grantor. However, if Grantor does not institute suit for infringement(s) within ninety (90) days of receipt of written notice from Grantee of Grantee’s desire to bring suit for infringement in its own name and on its own behalf, then Grantee may, at its own expense, bring suit or take any other appropriate action.

9.3 If this Agreement is non-exclusive at the time of infringement(s), the sole right to institute suit for infringement and to recover damages shall rest with Grantor.

9.4 Grantee shall be entitled to any recovery of damages resulting from a lawsuit brought by it pursuant to Section 9.1. Grantor shall be entitled to recovery of damages resulting from any lawsuit brought by Grantor to enforce any patent that may issue pursuant to Section 9.1.

9.5 Grantor may settle with an infringer without the prior approval of the Grantee with respect to any infringement of the IsoTorque Patent, the patented Improvements or the IsoTorque Trademarks.

10. Force Majeure. Neither Party shall be liable to the other for its failure to perform any of its obligations hereunder during any period in which such performance is delayed by circumstances beyond its reasonable control, including, but not limited to earthquake, fire, flood, war, embargo, strike, riot, inability to secure materials or transportation facilities, or the intervention of any government authority.

11. Indemnification. Grantee agrees to indemnify and hold Grantor and its officers, directors, employees and agents harmless from any damages, costs (including attorney’s fees and costs) or other liabilities arising from claims by any other party resulting from Grantee’s breach of this Agreement or any negligence or intentional misconduct on the part of Grantee.

12. Non-Assignability. The Parties agree that this agreement imposes obligations on Grantee. Grantee shall not assign any rights or obligations of the Grantee under this Agreement without the prior written consent of Grantor.   Grantor may assign its rights hereunder without the prior written consent of the Grantee.

13. Severability.

13.1 The Parties agree that if any part, term or provision of this Agreement shall be found illegal or in conflict with any valid controlling law, the validity of the remaining provisions shall not be affected thereby.

13.2 In the event the legality of any provision of this agreement is brought into question because of a decision by a court of competent jurisdiction, Grantor, by written notice to Grantee, may revise the provision in question or may delete it entirely so as to comply with the decision of said court.

14. Waiver; Amendments. The waiver of a breach hereunder may be affected only by a written notification signed by the waiving Party and shall not constitute a waiver of any other breach. No provision of this Agreement may be amended or modified except by a writing signed by both Parties.

15. Applicable Law. This Agreement shall be constructed in accordance with the laws of the State of New York. Any litigation involving this Agreement shall be adjudicated in a court located in Monroe County, New York and the Parties hereto consent to jurisdiction and venue of such courts.

16. Notices Under the Agreement. For the purpose of all written communications and notices between the parties, their addresses shall be:

Grantor:	Torvec, Inc. 1999 Mt. Read Blvd. Bldg. #3 Rochester, New York 14615 Fax: 585 254-1105 Attention: Dick Sullivan, Esq.
Grantee:	Torvec-China, LLC 1999 Mt. Read Blvd. Bldg. #3 Rochester, New York 14615 Fax: 585 254-1105 Attention: Dick Sullivan, Esq.

or any other addresses of which either party shall notify the other party in writing.

17. Execution in Counterparts. This Agreement may be executed in counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

TORVEC, INC.

By:	s/ Gary Siconolfi

Name: Title:	Gary Siconolfi Chairman BOD

TORVEC-CHINA, LLC

	By:	s/ Gary Siconolfi

	Name: Title:	Gary Siconolfi Member
ACK OWLEDGED AND APPROVED
To The Point Consulting, LLC
By:	s/ Michael Palumbo

Name: Title:	Michael Palumbo Member

Date: June 11, 2010

Across China (USA)

By:	s/ Zheng Zhou

Name: Title:	Zheng Zhou Member

Date: June 11, 2010